Safe Harbor Financial 1526 Cole Blvd, #250 Golden, CO 80401

October 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attention: John Spitz and Ben Phippen

Re:	SHF Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40524

Dear Messrs. Spitz and Phippen:

SHF Holdings, Inc. (the “Company”) is in receipt of the letter (the “Comment Letter”) dated September 19, 2024 containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”). Below are the Company’s responses to the comments of the Staff.

For your convenience, each of the Staff’s comments is repeated in bold italicized text below and numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 25

1.	We note your disclosure that for the fiscal years ended December 31, 2023 and 2022 your relationship with Partner Colorado Credit Union (“PCCU”) accounted for $5.1 million and $5.6 million of the total $8.6 million and $6.1 million in revenue generated from deposits, activities, and client onboarding. Please tell us and revise future filings to explain how the remainder of your deposit, activity, onboarding revenues were derived, specifically identifying and discussing any relationships with other financial institutions that have materially contributed to this revenue stream. Additionally, please tell us and revise future filings to quantify and discuss the account hosting expenses related to any material agreements with other financial institutions similar to the way in which you discuss account hosting expenses associated with your relationship with PCCU.

RESPONSE: The table below summarizes the split of the deposit, activity, onboarding revenues across the various financial institutions (each, a “FI”) with which we work:

For 2023:

2023
Financial Institution	PCCU	Central Bank of Arkansas	Pacific Valley Bank	Five Star Bank	Others	Total
Revenue	$5,150,397	$3,193,067	$21,799	$78,864	$170,818	$8,614,945

For 2022:

2022
Financial Institution	PCCU	Central Bank of Arkansas	Pacific Valley Bank	Five Star Bank	Others	Total
Revenue	$5,554,922	$491,149	$-	$-	$17,868	$6,063,939

“Others” in the FI row headings above refers to revenue related to ATM fee income, other pass-through income. Our FIs charge us certain, direct expenses associated with our business activity. These expenses are compensable from our clients. We invoice our clients, and they pay us for these reimbursed expenses included in the column labeled Others in the tables above.

The following table summarizes the Account Hosting Fees paid to the FIs with which we work:

Financial Institution	PCCU	Central Bank of Arkansas	Pacific Valley Bank	Five Star Bank	Others	Total
2023 Account hosting fees	$529,208	$878,430	$8,720	$11,800	$-	$1,428,157
2022 Account hosting fees	$255,853	$183,178	$-	$-	$-	$439,031

We maintain a commercial alliance agreement or master service agreement (collectively, the “CAA(s)”) that governs the revenue and expense associated with the client accounts domiciled with each of our FI partners. At present, the Company has CAAs in place with: (1) PCCU; (2) Pacific Valley Bank; and (3) Five Star Bank. As reported in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 21, 2023, the Company agreed to terminate its agreement with Central Bank of Arkansas on July 20, 2023.

The CAAs with both Pacific Valley Bank and Five Star Bank were agreements entered into by Rockview Digital Solutions, Inc. d/b/a Abaca (“Abaca”), prior to Abaca being acquired by the Company.

Furthermore, the Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 10-K”), it will explain how all of its deposit, activity, onboarding revenues were derived, specifically identifying and discussing any relationships with other financial institutions that have materially contributed to such revenue stream. Additionally, beginning with the Company’s 2024 10-K, it will quantify and discuss the account hosting expenses related to any material agreements with other financial institutions similar to the way in which the Company discusses account hosting expenses associated with its relationship with PCCU.

2.	We note disclosure that the Company maintains relationships with Partner Colorado Credit Union (“PCCU”) and other financial institutions in which CRB funds are deposited and monetary transactions are performed. We further note your disclosure on page 5 that you have entered into a Commercial Alliance Agreement with each partner financial institution that sets forth the terms and conditions of the lending-related services governing the relationship between the Company and each partner financial institution with regard to the CRB deposit accounts. To the extent you have entered into material Commercial Alliance Agreements or similar contractual arrangements with financial institutions in addition to PCCU, please revise future filings to include these agreements as exhibits.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company will include as exhibits such material Commercial Alliance Agreements (or similar contractual arrangements) with financial institutions in future filings, beginning with the 2024 10-K. As indicated above, the Company has entered into a CAA with (1) PCCU; (2) Pacific Valley Bank; and (3) Five Star Bank. With respect to those agreements, there is no lending activity that has occurred with any financial institution partner other than PCCU. It is not presently anticipated that a lending relationship will materialize with either Pacific Valley Bank or Five Star Bank.

Note 8. Indemnification Liability, page F-23

3.	We note your disclosure on page F-9 that the Company indemnified twenty loans as of December 31, 2023; of which three of these indemnified loans were in excess of 10% of the total balance. In order to provide investors with a better understanding of your indemnified loan portfolio, please provide us with, and revise future filings to include, a further breakdown including quantification of any material property type, collateral type, or geographic concentrations within the United States as well as the weighted average and/or range of loan to value ratios for any real estate collateral.

RESPONSE: The following table summarizes the information requested from the Staff regarding the indemnified loan portfolio:

		Collateral
Region	Loan balance	Region Concentration	Real Estate	Business Assets	Total Collateral	LTV
Southeast	$6,626,915	11.9%	$10,275,000	$-	$10,275,000	64.5%
Southwest	$2,970,819	5.3%	$4,600,000	$-	$4,600,000	64.6%
West	$26,276,954	47.2%	$73,396,354	$-	$73,396,354	35.8%
Northeast	$18,343,094	33.0%	$6,438,000	$39,533,463	$45,971,463	39.9%
Midwest	$1,428,872	2.6%	$2,210,000	$-	$2,210,000	64.7%
Total	$55,646,653		$96,919,354	$39,533,463	$136,452,817	40.8%

We segmented the loan portfolio by region and provided the loan amounts by region, the concentration by region and the collateral value segmentation between real estate assets and other business assets by loans within each region. Finally, we reported the loan to value by region based on the aggregated loans and associated collateral for each identified region. The following table identifies how we segmented the States within the United States by Region:

Abbreviation	State Name	Region	Abbreviation	State Name	Region
AL	Alabama	Southeast	MT	Montana	West
AK	Alaska	West	NE	Nebraska	Midwest
AZ	Arizona	Southwest	NV	Nevada	West
AR	Arkansas	Southeast	NH	New Hampshire	Northeast
CA	California	West	NJ	New Jersey	Northeast
CO	Colorado	West	NM	New Mexico	Southwest
CT	Connecticut	Northeast	NY	New York	Northeast
DE	Delaware	Northeast	NC	North Carolina	Southeast
FL	Florida	Southeast	ND	North Dakota	Midwest
GA	Georgia	Southeast	OH	Ohio	Midwest
HI	Hawaii	West	OK	Oklahoma	Southwest
ID	Idaho	West	OR	Oregon	West
IL	Illinois	Midwest	PA	Pennsylvania	Northeast
IN	Indiana	Midwest	RI	Rhode Island	Northeast
IA	Iowa	Midwest	SC	South Carolina	Southeast
KS	Kansas	Midwest	SD	South Dakota	Midwest
KY	Kentucky	Southeast	TN	Tennessee	Southeast
LA	Louisiana	Southeast	TX	Texas	Southwest
ME	Maine	Northeast	UT	Utah	West
MD	Maryland	Northeast	VT	Vermont	Northeast
MA	Massachusetts	Northeast	VA	Virginia	Southeast
MI	Michigan	Midwest	WA	Washington	West
MN	Minnesota	Midwest	WV	West Virginia	Southeast
MS	Mississippi	Southeast	WI	Wisconsin	Midwest
MO	Missouri	Midwest	WY	Wyoming	West

Furthermore, the Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with the 2024 10-K, the Company will include a more detailed breakdown of any real estate collateral, including quantification of any material property type, collateral type, or geographic concentrations within the United States as well as the weighted average and/or range of loan to value ratios for such collateral substantially similar to the table above.

Note 10. Related Party Transactions page F-25

4.	We note your disclosure that the Commercial Alliance Agreement with PCCU provides for procedures to be followed upon the default of a loan to ensure that neither the Company nor PCCU will take title or possession of any cannabis-related assets, including real property, that may be collateral for a loan funded by PCCU pursuant to the Commercial Alliance Agreement. Please provide us with, and revise future filings to include, the underlying reasons for this clause, the potential ramifications of not complying with this clause, and an enhanced understanding of the collection process including a detailed discussion explaining how the liquidation or foreclosure process would occur upon default of a loan.

RESPONSE: Since our current lending activity is conducted only with PCCU, the remainder of this response focuses on that FI. The lending agreements ensure that any loan activity (including any action relating to collateral security) is conducted directly between the applicable FI and the borrower. The Company partakes in the information gathering process but does not perform the loan underwriting function and loans are ultimately underwritten by the FI funding each loan. Loan closings are conducted by an external law firm engaged to provide legal services to the FI. The loan documents executed between the borrower and financial institution do not authorize or otherwise permit the financial institution, the Company, or an agent engaged by the financial institution to assist with the liquidation or foreclosure process to take possession of cannabis inventory, cannabis paraphernalia, or other cannabis-related assets, nor will they take title to real estate used in cannabis-related businesses.

PCCU’s loans to cannabis operators are primarily secured by real property only, however certain loans secured by various types of assets of its borrowers, including real property and certain personal property, including licenses, equipment, receivables, and other assets to the extent permitted by applicable laws and the regulations governing our borrowers. The loan documents do not place liens on cannabis inventory, cannabis paraphernalia, or other cannabis-related assets, nor will there be a circumstance where PCCU takes title to real estate used in cannabis-related businesses. Similarly, PCCU cannot foreclose on liens on state licenses as they are generally not transferable. See the section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 14, 2023 (and referenced in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023) entitled “Risk Factors — Certain assets of CRB borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability.”

In the event of default or indication that default might occur, PCCU and the Company attempt to work with the defaulting party to find a resolution. If a resolution cannot be reached and default occurs, a third-party agent will be engaged to work with the borrower to have the borrower sell collateral securing the loan to a third party or to institute a foreclosure proceeding to have such collateral sold to generate funds towards the payoff of the loan. The process for third parties to collect any defaulted funds requires the review of laws and regulations in the state or municipality in which the borrower is located. As such, prior to funding in any state in which lending activity has not previously occurred, the borrower must cover the expense of preparation of a legal memorandum prepared, for the benefit of the lender, by a competent law firm with a specialty in cannabis-related laws, outlining the steps and process to undertake when a loan is in default status.

Furthermore, the Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with the 2024 10-K, the Company will include the underlying reasons for this clause, the potential ramifications of not complying with this clause, and an enhanced understanding of the collection process including a detailed discussion explaining how the liquidation or foreclosure process would occur upon default of a loan, in a format that is substantially similar to the response set forth above.

* * * * * *

In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions in connection with the responses set forth in this letter to the undersigned or Marc J. Adesso of Baker Botts L.L.P. at (512) 322-2549.

Sincerely,

/s/ James H. Dennedy
James H. Dennedy
Chief Financial Officer

cc:	Sundie Seefried, Chief Executive Officer, SHF Holdings, Inc.

Donnie Emmi, Chief Legal Officer, SHF Holdings, Inc.

Marc J. Adesso, Baker Botts L.L.P.

Marc Giampaola, CPA, Marcum, LLP

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